EXHIBIT 21.1

SUBSIDIARIES OF GLOBAL CASH ACCESS, INC.

Name	Jurisdiction of Incorporation or Organization
CashCall Systems, Inc.	Canada
QuikPlay, LLC	Delaware
Central Credit, LLC	Delaware
Global Cash Access (BVI), Inc.	British Virgin Islands